                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             ECOSCIENCE CORPORATION
                              (Name of the Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   279218 20 0
                                 (CUSIP Number)

                                Robert B. Vernon
                       McGuire, Woods, Battle & Boothe LLP
                  Bank of America Corporate Center, Suite 2900
                             100 North Tryon Street
                               Charlotte, NC 28202
                                 (704) 373-8850
                 (Name, address and Telephone Number of Persons
                Authorized to Receive Notice and Communications)

                                December 30, 1998
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ]

         Check the following box if a fee is being paid with the statement:  [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

         The total number of shares reported herein is 1,000,000 shares, which constitutes approximately 7.9% of the total number of shares outstanding. All ownership percentages set forth herein are based upon 12,619,264 shares of Common Stock issued and outstanding as of March 12, 1999.



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                                  SCHEDULE 13D

CUSIP No. 279218 20 0

1.       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person

         Cogentrix Delaware Holdings, Inc. 51-0352024

2.       Check the Appropriate Box if a Member of a Group

         (a)      [x]
         (b)      [ ]

3.       SEC Use Only

4.       Source of Funds
         OO

5. Check Box if Disclosure of Legal Proceedings is Required to Items 2(d) or 2(e) [ ]

6.       Citizenship or Place of Organization
         Delaware

Number of Shares Beneficially Owned By Each Reporting Person With

           7.     Sole Voting Power
                  1,000,000

           8.     Shared Voting Power
                  0

           9.     Sole Dispositive Power
                  1,000,000

           10.    Shared Dispositive Power
                  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,000,000

12.      Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

13.      Percent of Class Represented by Amount in Row 11
         7.9%

14.      Type of Reporting Person
         CO


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                                  SCHEDULE 13D

CUSIP No. 279218 20 0

1.       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person

         Cogentrix Energy, Inc. 56-1853081

2.       Check the Appropriate Box if a Member of a Group

         (a)      [x]
         (b)      [ ]

3.       SEC Use Only

4.       Source of Funds
         OO

5. Check Box if Disclosure of Legal Proceedings is Required to Items 2(d) or 2(e) [ ]

6.       Citizenship or Place of Organization
         North Carolina

Number of Shares Beneficially Owned By Each Reporting Person With

         7.       Sole Voting Power
                  1,000,000 (1)

         8.       Shared Voting Power
                  0

         9.       Sole Dispositive Power
                  1,000,000 (1)

         10.      Shared Dispositive Power
                  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,000,000 (1)

12.      Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

13.      Percent of Class Represented by Amount in Row 11
         7.9%

14.      Type of Reporting Person
         CO

         (1) Consists of 1,000,000 shares owned beneficially through Cogentrix Delaware Holdings, Inc. Cogentrix Energy, Inc. owns 100% of the voting securities of Cogentrix Delaware Holdings, Inc.


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ITEM 1.           SECURITY AND ISSUER

         Pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby file their Schedule 13D relating to the common stock, $0.01 par value per share (the "Common Stock"), of EcoScience Corporation, a Delaware corporation (the "Company"), whose principal executive offices are located at 10 Alvin Court, East Brunswick, New Jersey 08816.

         Pursuant to Rule 13d-4 of the Exchange Act Rules, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) of the Act, the beneficial owner of any securities covered by this statement.


ITEM 2.           IDENTITY AND BACKGROUND

(a)-(c) This statement is filed by (i) Cogentrix Delaware Holdings, Inc., a Delaware corporation ("CDH"), with respect to shares of Common Stock beneficially owned by it and (ii) Cogentrix Energy, Inc., a North Carolina corporation ("Energy"), with respect to shares of Common Stock beneficially owned by Energy and CDH. Energy is the sole shareholder of CDH. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons."



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         Each Reporting Person's present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, is as follows:

                                                                             Present Principal Occupation or
              Name                       Principal Business Address                      business
--------------------------------    -------------------------------------    ---------------------------------
Cogentrix Energy, Inc., a North     Cogentrix Energy, Inc.                   Acquiring, developing, owning
Carolina corporation                9405 Arrowpoint Boulevard                and operating electric
                                    Charlotte, NC 28273-8110                 generating facilities

Cogentrix Delaware Holdings,        Cogentrix Delaware Holdings, Inc.        Holding company which owns
Inc., a Delaware corporation        1105 North Market Street, Suite 1108     shares of project developments
                                    Wilmington, DE  19801                    and operating companies

(d) During the past five years, none of the persons referred to in paragraphs
(a)-(c) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the persons referred to in paragraphs
(a)-(c) above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Common Stock was acquired as part of the consideration for the sale by CDH to the Company of five corporations holding partnership interests in four greenhouses. The shares were valued at $4,2500,000 based on the closing price on December 30, 1998.



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ITEM 4.  PURPOSE OF THE TRANSACTION

         On December 7, 1998, CDH and the Company entered into a Stock Purchase Agreement for the sale by CDH to the Company of five companies holding partnership interests in four greenhouses. On December 30, 1998, CDH received 1,000,000 shares of Common Stock as part of the consideration for the sale.

         The Reporting Persons acquired the shares of Common Stock for investment purposes, and the Reporting Persons intend to evaluate the performance of such securities as an investment in the ordinary course of business.

         Each Reporting Person will continuously assess the Company's business financial condition, results of operations and prospects, general economic conditions, the securities market in general and those for the Company's securities in particular, other developments and other investment opportunities. Depending on such assessments, one or more of the Reporting Persons may acquire additional shares of Common Stock or may determine to sell or otherwise dispose of all or some if its holdings of shares of Common Stock. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for such Common Stock, the financial condition, results of operations and prospects of the Company, alternate investment opportunities, and general economic, financial market and industry conditions.

         The Reporting Persons have no other plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the close of business on March 15, 1999, the Reporting Persons, as a group, beneficially owned, as that term is defined in Rule 13d-3 under the Act, 1,000,000 shares of Common Stock, constituting 7.9% of the outstanding Common Stock. The total number of shares of Common Stock outstanding was 12,619,264 as of March 12, 1999, as reflected in the Company's amended quarterly report on Form 10-Q/A filed as of March 18, 1999 with the Securities and Exchange Commission for the fiscal quarter ended September 30, 1998.


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         (b) The ownership of each non-individual Reporting Person is as follows:

                                        Percent
Reporting Person                       Ownership
----------------                       ---------
CDH
   Energy                                 100%
                                        -------
                                          100%


         The direct and indirect Common Stock ownership of each Reporting Person, and the power to vote and dispose of the Common Stock, is as follows:

----------------------------------------------------------

     Name            Common Stock      Common Stock Held
                    Held Directly     Indirectly through
                         (1)                  CDH
---------------     -------------    -------------------
CDH                    1,000,000                 --
----------------------------------------------------------

----------------------------------------------------------
Energy                        --             1,000,000
----------------------------------------------------------

----------------------------------------------------------

         (1) Holdings has the sole power to vote and dispose of the Common Stock. The senior management of Energy controls the investment decisions by Holdings.

         (c) No other transactions by the Reporting Persons have ever been effected in the class of securities reported in the Schedule 13D.

         (d) No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends or proceeds from the sale of the shares of Common Stock held by the Reporting Persons.

         (e) Not applicable.


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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
         RESPECT TO SECURITIES OF THE ISSUER

         CDH and the Company entered into a Stock Purchase Agreement dated as of December 7, 1998 whereby CDH acquired 1,000,000 shares of restricted Common Stock. Pursuant to the Stock Purchase Agreement, CDH must have the Company's consent to sell or otherwise transfer the acquired Common Stock before September 30, 1999. CDH may sell up to 250,000 shares after April 1, 1999 and up to 500,000 shares after June 30, 1999 without the consent of the Company, provided CDH gives the Company seven days prior written notice of its intention to sell 100,000 or more shares in a single transaction. CDH may sell any number of shares if a promissory note from the Company to CDH is not paid in full when due. As a further inducement to CDH, the Company provided a Registration Rights Agreement for the CDH shares dated as of December 30, 1998, as amended as of March 11, 1999, whereby the Company is obligated to register the shares for resale by June 15, 1999.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1. Stock Purchase Agreement between CDH and the Company dated as of December 7, 1998. (Exhibit C - Form of Registration Rights Agreement was intentionally omitted and the executed Registration Rights Agreement is filed herewith as Exhibit 99.2)

Exhibit 99.2. Registration Rights Agreement between CDH and the Company dated as of December 30, 1998.

Exhibit 99.3. First Amendment to Registration Rights Agreement between CDH and the Company dated as of March 11, 1999.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


COGENTRIX DELAWARE HOLDINGS, INC.


By:/s/ THOMAS F. SCHWARTZ                                     March 29, 1999
   -------------------------------------
     Thomas F. Schwartz
     Senior Vice President - Finance and Treasurer



COGENTRIX ENERGY, INC.


By:/s/ THOMAS F. SCHWARTZ                                     March 29, 1999
   -------------------------------------
      Thomas F. Schwartz
      Senior Vice President - Finance and Treasurer